UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 000-27974

CIMATRON LIMITED
(Translation of registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 6, 2015, Cimatron Limited (“we,” “us,” “Cimatron” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a proposal to approve, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), the merger of Cimatron with Copernicus Acquisition Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a direct, wholly-owned subsidiary of 3D Systems, Inc., a California corporation (“Parent”), which itself is an indirect wholly-owned subsidiary of 3D Systems Corporation, a Delaware corporation (“3D Systems”) (the “Merger”). The proposal for approval of the Merger (the “Merger Proposal”) is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on December 5, 2014.

The result of the vote of our ordinary shares on the Merger Proposal, as conducted at the Meeting, based on the presence in person or by proxy of holders of 4,289,049 (39.86%, as of the record date for the Meeting) of our outstanding ordinary shares, was as follows:

For	Against	Abstain
4,061,533	180,800	46,716

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association, the Merger Proposal was approved at the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3, File Numbers 333-161781 and 333-189764, filed with the SEC on September 8, 2009 and July 2, 2013, respectively, and in the Company’s Registration Statements on Form S-8, File Numbers Nos. 333-12458, 333-140809 and 333-190468, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED
Dated: January 6, 2015	By:	/s/ Ilan Erez
	Name:	Ilan Erez
	Title:	Chief Financial Officer